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                                                                 Exhibit (a)(14)

Form of e-mail to all option holders dated August 29, 2002:

Dear Option Holders:

An email delivered to you yesterday, stated your new options would be granted on March 6, 2002. The correct date is March 6, 2003.

The Company has also made arrangements with UBS Paine Webber, Inc. so that if an option holder elects to sell shares to fulfill their tax obligation resulting from the issuance of the new share awards, the sale price of those shares will be the closing price of our common stock on the Nasdaq National Market on the date the tender offer expires, which is September 4, 2002, unless extended. In addition, the Company has made arrangements so that the employee will not pay any commission to Paine Webber for any shares sold in order to fulfill the option holder's tax obligation related to the receipt of their new share awards. The language in Paine Webber's standing order remains unchanged, as these arrangements are made with the Company. Please accept this email as your notification of these changes.

If you have any questions, do not hesitate to call Jennifer Collins,
(732) 483-3112, or contact her via email at JCollins@Tellium.com.